SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Gladstone Acquisition Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

37653T108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Gladstone Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,623,120 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,623,120 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,120
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.69% (see Item 4 herein)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Delaware limited liability company)

(1)

Consists of 2,623,120 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Gladstone Acquisition Corporation (the “Issuer”) acquirable upon conversion of 2,623,120 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer.

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CUSIP NO. 37653T108

1	NAMES OF REPORTING PERSONS David Gladstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,623,120 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,623,120 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,120
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.69% (see Item 4 herein)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of 2,623,120 shares of Class A Common Stock of the Issuer acquirable upon conversion of 2,623,120 shares of Class B Common Stock of the Issuer. David Gladstone is the Manager of the Reporting Person and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby.

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CUSIP NO. 37653T108

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock and Class B Common Stock of the Issuer.

Item 1(a)	Name of Issuer:

Gladstone Acquisition Corporation

Item 1(b)	Address of Issuer’s principal executive offices:

1521 Westbranch Drive, Suite 100

McLean, VA 22102

Items 2(a)	Name of Reporting Persons filing:

Gladstone Sponsor, LLC

David Gladstone

(together, the “Reporting Persons”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of the Reporting Persons is c/o Gladstone Acquisition Corporation 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Gladstone Sponsor, LLC	Delaware
David Gladstone	United States of America

Item 2(d)	Title of class of securities:

Class A Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP No.:

37653T108

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

(a) Amount Beneficially Owned:

As of December 31, 2021, each of Gladstone Sponsor, LLC and Mr. Gladstone beneficially owned 2,623,120 shares of Class B Common Stock held directly by Gladstone Sponsor, LLC. The Class B Common Stock will automatically convert into Class A Common Stock, at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights.

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CUSIP NO. 37653T108

(b) Percent of Class:

Based on (i) 10,702,330 shares of the Class A Common Stock and (ii) 2,623,120 shares of the Class B Common Stock, in each case, issued and outstanding as November 15, 2021, as reported by the Issuer on Form 10-Q for the quarterly period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 15, 2021, each of Gladstone Sponsor, LLC and Mr. Gladstone beneficially owned 19.69% of the Issuer’s outstanding Class A Common Stock.

(c) Number of shares as to which the reporting persons have:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,623,120

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,623,120

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (    ).

Item 6	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

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CUSIP NO. 37653T108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2022

Gladstone Sponsor, LLC

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Manager

By:	/s/ David Gladstone
Name:	David Gladstone

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CUSIP NO. 37653T108

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement